# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pacific Biosciences of California, Inc., CIK 0001299130
CUSIP: 69404D108
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1305 O'Brien Drive, Menlo Park, California (CA), 94024
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-067097
Filed by CIK 0001789147

## Reporting persons
- Madrone Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,762,216; sole dispositive power 0; shared dispositive power 16,762,216; aggregate amount beneficially owned 16,762,216 (5.6% of the class)
- Madrone Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,762,216; sole dispositive power 0; shared dispositive power 16,762,216; aggregate amount beneficially owned 16,762,216 (5.6% of the class)
- Shimoda Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,500,000; sole dispositive power 0; shared dispositive power 3,500,000; aggregate amount beneficially owned 3,500,000 (1.2% of the class)
- Gregory Boyd Penner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,262,216; sole dispositive power 0; shared dispositive power 20,262,216; aggregate amount beneficially owned 20,262,216 (6.8% of the class)
- Jameson J. McJunkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,762,216; sole dispositive power 0; shared dispositive power 16,762,216; aggregate amount beneficially owned 16,762,216 (5.6% of the class)
- Thomas Patterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,762,216; sole dispositive power 0; shared dispositive power 16,762,216; aggregate amount beneficially owned 16,762,216 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Pacific Biosciences of California, Inc.
Address of issuer's principal executive offices: 1305 O'Brien Drive, Menlo Park, CA, 94024.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Madrone Capital Partners, LLC ("Madrone GP")
Madrone Opportunity Fund, L.P. ("Madrone")
Shimoda Holdings, LLC ("Shimoda")
Gregory Penner ("Penner")
Jameson McJunkin ("McJunkin")
Thomas Patterson ("Patterson")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
PO Box #6476
Denver, CO 80206
Citizenship:
Madrone GP Delaware
Madrone Delaware
Shimoda Delaware
Penner United States
McJunkin United States
Patterson United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 16,762,216 shares of common stock held directly by Madrone and (ii) 3,500,000 shares of common stock held directly by Shimoda.

Madrone GP is the general partner of Madrone and shares voting and investment authority over the shares held by Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and investment authority over the shares held by Madrone.

Penner is a Vice President and Manager of Shimoda and shares voting and investment authority over the shares held by Shimoda.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 300,084,685 shares of the Issuer's common stock outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 12, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the SEC on June 1, 2022).

## Signatures
- Madrone Capital Partners, LLC: /s/ Gregory Penner, Gregory Penner, Manager (08/14/2025)
- Madrone Opportunity Fund, L.P.: /s/ Gregory Penner, By Madrone Capital Partners, LLC, its General Partner, By Gregory Penner, Manager (08/14/2025)
- Shimoda Holdings, LLC: /s/ Gregory Penner, Vice President and Manager (08/14/2025)
- Gregory Boyd Penner: /s/ Gregory Penner, Gregory Penner (08/14/2025)
- Jameson J. McJunkin: /s/ James McJunkin, James McJunkin (08/14/2025)
- Thomas Patterson: /s/ Thomas Patterson, Thomas Patterson (08/14/2025)